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Exhibit 99.2

DragonWave Inc.	For the three months ended May 31 2016

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at May 31, 2016	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4	3,951	4,277
Trade receivables	5	15,000	18,986
Inventory	6	23,312	22,702
Other current assets	7	2,184	2,777

		44,447	48,742
Long Term Assets
Property and equipment	8	3,402	3,702
Intangible assets	9	569	623

		3,971	4,325
Total Assets	11	48,418	53,067

Liabilities
Current Liabilities
Debt facility	11	18,867	22,152
Accounts payable and accrued liabilities	10	23,120	23,832
Deferred revenue		1,404	1,944
Deferred tax liability	18	267	294
Warrant liability	12, 15	122	117

		43,780	48,339
Long Term Liabilities
Deferred revenue		464	498
Warrant liability	12, 15	929	3

		1,393	501
Commitments	14
Shareholders' equity
Capital stock	12	223,969	221,128
Contributed surplus	12	9,450	9,235
Deficit		(222,325)	(218,225)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' equity		1,476	2,520
Non-controlling interests	3	1,769	1,707

Total Equity		3,245	4,227
Total Liabilities and Equity		48,418	53,067

Shares issued & outstanding	13	3,620,567	3,020,069

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended
	Note	May 31, 2016	May 31, 2015
REVENUE
Hardware and other	16	8,622	23,564
Services	16	3,923	2,776

		12,545	26,340

COST OF SALES
Hardware and other	6	6,719	18,750
Services	6	1,934	1,746
Inventory provision	6	—	295

		8,653	20,791

Gross profit		3,892	5,549

EXPENSES
Research and development		2,109	4,233
Selling and marketing		2,021	3,244
General and administrative		3,131	3,486

		7,261	10,963

Loss before other items		(3,369)	(5,414)
Amortization of intangible assets	9	(90)	(183)
Accretion expense		(35)	(71)
Interest expense	11, 15	(382)	(531)
Warrant issuance expenses		(92)	—
Fair value adjustment – warrant liability	12	244	522
Foreign exchange loss		(152)	(80)

Loss before income taxes		(3,876)	(5,757)
Income tax expense	18	162	67

Net loss and comprehensive loss		(4,038)	(5,824)
Net income attributable to non-controlling interest		(62)	(130)

Net loss and comprehensive loss attributable to shareholders		(4,100)	(5,954)
Net loss and comprehensive loss per share
Basic and diluted	13	(1.23)	(1.98)
Weighted average shares outstanding
Basic and diluted	13	3,346,378	3,011,941

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended
	Note	May 31, 2016	May 31, 2015
Operating activities
Net loss		(4,038)	(5,824)
Items not affecting cash
Amortization of property and equipment	8	469	472
Amortization of intangible assets	9	90	183
Accretion expense		35	71
Fair value adjustment – warrant liability	12	(244)	(522)
Stock-based compensation	12	215	277
Unrealized foreign exchange (gain) loss		(19)	162
Deferred income tax expense		(27)	12

		(3,519)	(5,169)
Changes in non-cash working capital items		2,668	165

		(851)	(5,004)

Investing activities
Acquisition of property and equipment		(169)	(821)
Acquisition of intangible assets		(36)	(165)

		(205)	(986)

Financing activities
Repayments on capital lease obligation		(20)	56
Proceeds from debt facility	11	—	1,300
Repayment of debt facility	11	(3,285)	—
Issuance of warrants		1,175	—
Issuance of common shares, net		2,841	12

		711	1,368

Effect of foreign exchange on cash and cash equivalents		19	(162)
Net decrease in cash and cash equivalents		(326)	(4,784)
Cash and cash equivalents at beginning of period		4,277	23,692

Cash and cash equivalents at end of period		3,951	18,908

Cash paid during the period for interest		366	470

Cash paid during the period for taxes		411	186

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three months ended May 31, 2016

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

Stock-based compensation	—	—	215	—	—	—	215
Public offering	599,998	2,839	—	—	—	—	2,839
Exercise of warrants	6	—	—	—	—	—	—
Exercise of options	288	1	—	—	—	—	1
Share issuance	206	1	—	—	—	—	1
Net (loss) / income		—	—	(4,100)	—	62	(4,038)

Balance at May 31, 2016	3,620,567	$223,969	$9,450	$(222,325)	$(9,618)	$1,769	$3,245

Three months ended May 31, 2015

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	277	—	—	—	277
Share issuance	980	16	(4)	—	—	—	12
Net (Loss) / Income	—	—	—	(5,954)	—	130	(5,824)

Balance at May 31, 2015	3,012,612	$220,968	$8,661	$(181,875)	$(9,618)	$1,097	$39,233

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        These consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated interim financial statements for the three months ended May 31, 2016 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the three months ended May 31, 2016. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 32% in the first quarter of fiscal year 2017 compared to the same period in the previous year primarily through reduction in staff levels internationally;

  •
  Raised $4,350 in cash in a registered direct offering of common shares and warrants on April 11, 2016;

  •
  Reduced outstanding debt on the Company's credit facility by $14,833 between May 31, 2015 and May 31, 2016 by leveraging its working capital;

  •
  Continued to work closely with its credit facility partners; and

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the terms of its debt facility, and is negotiating a new long term debt facility. See Note 11 for further details on the debt facility. The

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, and success in arbitration with the customer located in India. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 29, 2016.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	May 31, 2016				February 29, 2016
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	1,201	1.000	1,201	30.4%	1,600	37.4%
Canadian Dollar	50	0.760	38	1.0%	39	0.9%
Indian Rupee	156,193	0.015	2,324	58.8%	2,317	54.2%
Other			388	9.8%	321	7.5%

Total Cash and Cash Equivalents			3,951	100.0%	4,277	100.0%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS (Continued)

        In accordance with the third forbearance agreement which is valid until August 1, 2016 the Company is required to have a minimum of $800 held at Comerica Bank [February 29, 2016–$1,000].

        The Company could elect to repatriate funds from its foreign subsidiaries and this may result in withholding taxes.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	May 31, 2016	February 29, 2016
Trade receivables	15,260	19,209
Allowance for doubtful accounts	(260)	(223)

Total trade receivables	15,000	18,986

        As at May 31, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 43% and 18% of the trade receivables balance [February 29, 2016–two customers represented 52% and 16% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $37 related to bad debt expense for the three months ended May 31, 2016 [three months ended May 31, 2015–expense of $36].

6. INVENTORY

        Inventory is comprised of the following:

	May 31, 2016	February 29, 2016
Raw materials	2,899	2,389
Work in progress	2,257	614
Finished goods	15,826	16,986

Total production inventory	20,982	19,989

Inventory held for customer service/warranty	2,330	2,713

Total inventory	23,312	22,702

        Cost of sales for the three months ended May 31, 2016 was $8,653 [three months ended May 31, 2015–$20,791], which included $5,699 of product costs [three months ended May 31, 2015–$17,227]. The remaining costs of $2,954 [three months ended May 31, 2015–$3,564] related principally to the costs of sub-contractors for services, warehousing, freight, warranty, overhead and other direct costs of sales.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY (Continued)

        For the three months ended May 31, 2016, the Company recognized an impairment loss on inventory of nil [three months ended May 31, 2015–$295].

        The Company allocates overhead and labour to inventory. Included in cost of sales for the three months ended May 31, 2016 were overhead and labour allocations of $184 [three months ended May 31, 2015–$617]. Included in inventory at May 31, 2016 were overhead and labour allocations of $580 [February 29, 2016–$551].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of the inventory held by the Company's primary contract manufacturer at May 31, 2016 was $15,292 [February 29, 2016–$16,848].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	May 31, 2016	February 29, 2016
Deposits on inventory	354	670
Prepaid expenses	1,221	1,355
Indirect taxes (net)	552	610
Deferred financing costs	—	18
Receivable from contract manufacturers and other items	57	124

Total other current assets	2,184	2,777

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	May 31, 2016			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	24,318	21,871	2,447	2,655
Computer hardware	3,704	3,548	156	213
Production fixtures	2,518	1,959	559	559
Leasehold improvements	1,081	992	89	103
Other	1,600	1,449	151	172

Total	33,221	29,819	3,402	3,702

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT (Continued)

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	May 31, 2016	May 31, 2015
Research and development	83	85
Selling and marketing	9	11
General and administrative	377	376

Total	469	472

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	May 31, 2016			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	7,081	6,512	569	623

        For the three months ended May 31, 2016, the Company recognized amortization of intangible assets of $90 [May 31, 2015–$183]. The Company estimates that it will recognize $280, $279 and $10 respectively for the next three succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	May 31, 2016	February 29, 2016
Trade payables	12,246	11,858
Accrued liabilities	4,591	5,830
Termination fee	3,450	3,337
Payroll related accruals	1,581	1,257
Warranty accrual	871	926
Income taxes payable	332	555
Capital lease obligation	49	69

Total accounts payable and accrued liabilities	23,120	23,832

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

in installments. Payments totaling $1,119 were made during the year ended February 29, 2016. As at May 31, 2016 the liability is valued at $3,450 and is considered short term in nature [February 29, 2016–$3,337 short term].

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty accrual for the respective periods:

	Three Months Ended
	May 31, 2016	February 29, 2016
Balance at the beginning of the period	926	1,216
Accruals	444	288
Utilization	(499)	(578)

Ending Balance	871	926

11. DEBT FACILITY

        The Company has established a credit facility with Comerica Bank and Export Development Canada. As at May 31, 2016, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $18,867 on the facility as at May 31, 2016 [February 29, 2016–$22,152], and $1,862 against its letter of credit facility [February 29, 2016–$1,853].

        The credit facility which was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and were amortized over the 30 month term of the facility. During the three months ended May 31, 2016 the weighted average debt outstanding was $19,752 [three months ended May 31, 2015–$32,640] and the Company recognized $352 in interest expense related to the debt facility [three months ended May 31, 2015–$544] and expensed $18 in deferred financing cost [three months ended May 31, 2015–$13].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

        The Company has in place a third forbearance agreement until August 1, 2016, which identifies new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $800 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $30,000, includes additional compliance requirements and implements more frequent monitoring. The Company is in ongoing negotiations with its lending partners to put in place a new long term debt facility.

        Subsequent to May 31, 2016, DragonWave Inc. repaid $1,837 on the debt facility.

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.70 per share, subsequently changed to purchase 1/25th of one common share at an exercise price of $67.50 per share following the share consolidation, until September 23, 2018, subject to certain adjustments. On April 11, 2016 the warrant exercise price was adjusted to $6.76 as a result of a subsequent equity financing undertaken by the Company. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis, for aggregate gross proceeds of $28,670 CAD. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 ($26,184 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share, subsequently changed to purchase 1/25th of one common share at an exercise price of $56.25 CAD per share following the share consolidation, until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

        On April 11, 2016 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. After deducting commissions and listing expenses, the Company realized net proceeds of $4,014. Each unit

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021. Upon issuance, the Company recognized a liability in the amount of $1,175 for the warrants, see Warrants section for further details.

Share based compensation plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "Previous Plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the previous plan was 10% of the common shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of common shares issuable under the Plan is 362,057, which represents 10% of the common shares issued and outstanding as at May 31, 2016.

        The following is a summary of stock option activity:

	Three months ended May 31, 2016		Three months ended May 31, 2015
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	276,728	$32.82	159,421	$76.34
Granted	82,025	$6.22	59,608	$19.29
Exercised	(288)	$3.00	—	$—
Forfeited	(16,205)	$131.67	(7,283)	$182.77

Closing balance	342,260	$21.79	211,746	$56.62

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended May 31, 2016 and May 31, 2015:

	May 31, 2016	May 31, 2015
Volatility	102.9%	76.9%
Risk free rate	0.71%	0.75%
Dividend yield	Nil	Nil
Average expected life	3.97 yrs	3.97 yrs

        The 82,025 options granted during the three months ended May 31, 2016 were determined to have a fair value of $275 [three months ended May 31, 2015–59,608 options valued at $520].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2016:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.25	100,031	4.48	$3.00	100,031	4.48	$3.00
$3.26	$5.11	3,937	4.49	$3.75	969	4.61	$3.50
$5.12	$10.36	82,025	4.96	$6.22	—	0.00	$0.00
$10.37	$21.00	49,471	3.97	$19.24	12,488	3.97	$19.25
$21.01	$46.88	19,738	2.53	$30.55	18,876	2.50	$30.51
$46.89	$52.88	15,458	2.19	$51.80	11,057	2.15	$51.81
$52.89	$54.88	32,729	3.12	$53.75	16,726	3.12	$53.75
$54.89	$62.13	21,508	1.94	$56.00	16,436	1.94	$56.00
$62.14	$139.50	17,363	1.11	$75.59	16,524	1.10	$75.73

		342,260	3.85	$21.79	193,107	3.50	$24.67

        The Company has recognized $215 for the three months ended May 31, 2016 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2015–$248]. Stock compensation expense was allocated to operating expenses as follows:

	May 31, 2016	May 31, 2015
Research and development	59	44
Selling and marketing	69	47
General and administrative	87	157

Total	215	248

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

        As at May 31, 2016, compensation costs not yet recognized relating to stock option awards outstanding is $1,536 [February 29, 2016–$1,476] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the three months ended May 31, 2015 is $1 [May 31, 2015–Nil].

        The intrinsic value associated with fully vested options at May 31, 2015 is $280 [February 28, 2015–nil].

Restricted Share Units (RSU's)

        The Company has recognized nil for the three months ended May 31, 2016 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [three months ended May 31, 2015–$25].

Restricted shares & employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2016 a total of 166 common shares were purchased by employees at fair market value, while the Company issued 40 common shares, net of forfeitures, as its matching contribution during the three months ended May 31, 2016. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the three months ended May 31, 2016 was $3 [three months ended May 31, 2015–$3]. The fair value of the unearned ESPP shares as at May 31, 2016 was $5 [May 31, 2015–$13]. The number of shares held for release, and still restricted under the plan at May 31, 2016 was 902 [May 31, 2015–553].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 5,050 common shares of the Company at a price of $88.75 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued–8,932,500). Each whole warrant entitles the holder to purchase 1/25th common share of the Company at an exercise price of $67.50 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to $32.50 as a result of a

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

12. SHAREHOLDERS' EQUITY (Continued)

subsequent equity financing undertaken by the Company. On April 11, 2016 the warrant exercise price was adjusted to $6.76 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment–warrant liability" in the consolidated statement of operations. As at May 31, 2016, 2,088,750 warrants were outstanding. During the three months ended May 31, 2016 the Company realized a loss in the amount of $143 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $145.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. As at May 31, 2016, 7,963,600 warrants were outstanding. During the three months ended May 31, 2016 the Company realized a loss in the amount of $4 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $122.

        On April 11, 2016 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $428 of which $92 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 299,999 and recognized a warrant liability of $1,175 which represented the estimated fair value of the liability as at April 11, 2016. During the three months ended May 31, 2016 the Company realized a gain in the amount of $391 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $784.

        The following is a summary of outstanding warrants:

	May 31, 2016
	Warrants Outstanding	Shares Purchasable	Exercise Price
May 2007 Issuance	31,562	1,262	$88.75 CAD
September 2013 Issuance	2,088,750	83,550	$6.76
August 2014 Issuance	7,963,600	318,544	$56.25 CAD
April 2016 Issuance	299,999	299,999	$8.50

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at May 31, 2016 a total of 342,260 options and 10,383,911 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the dilutive impact on net loss per share during the three months ended excluding the effect of outstanding options and warrants:

	Three months ended
	May 31, 2016	May 31, 2015
Net loss attributable to shareholders	(4,100)	(5,954)
Weighted average number of shares outstanding	3,346,378	3,011,941

Basic net loss/dilutive net loss per share	$(1.23)	$(1.98)

14. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments per fiscal year that relate to office and warehouse space in various countries as at May 31, 2016 are as follows:

2017	840
2018	136
2019	10

986

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a value of $4,707. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $5,100 in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. The Company believes that the claim has no merit. The Company has booked the value of the inventory provided to the customer as an asset with a value of $4,500. The Company has not received any payment with respect to this inventory. The Company submitted a counter-claim in June 2016 for the full value of the contract and damages. Since the arbitration hearing is set for July 2016, the outcome of this matter is not determinable as of the date of this report.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

15. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2016	February 29, 2016
Assets held at fair value (A)	3,951	4,277
Loans and receivables (B)	15,057	19,110
Other financial liabilities (C)	40,735	44,434
Liabilities held at fair value (D)	1,051	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Includes warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at May 31, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        The April 11, 2016 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at May 31, 2016 for the warrants include a

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 75%, and a risk free spot rate term structure.

        As at May 31, 2016 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	929	929

        As at February 29, 2016, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the three months ended May 31, 2016 follows:

	Warrants	$
Balance at February 29, 2016	2,088,750	3
Warrant issuance	299,999	1,175
Fair value adjustment–warrant liability	—	(249)

Balance at May 31, 2016	2,388,749	929

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three months ended May 31, 2016 was $364 on the Company's cash, cash equivalents, and debt facility [three months ended May 31, 2015–expense of $518].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

15. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at May 31, 2016 and May 31, 2015, the Company had no forward contracts in place.

        As of May 31, 2016, if the US dollar had appreciated 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $20 for the three months ended May 31, 2016 [three months ended May 31, 2015–decrease of $37], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at May 31, 2016.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at May 31, 2016, the Company had cash and cash equivalents totaling $3,951 [February 29, 2016–$4,277]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

16. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following table presents total revenues by geographic location through direct and indirect sales and through its Original Equipment Manufacturer (OEM) partner, Nokia:

	Three Months Ended May 31, 2016				Three Months Ended May 31, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	645	—	645	5%	682	—	682	3%
Europe, Middle East & Africa	894	4,612	5,506	45%	1,608	11,412	13,020	49%
India	1,453	54	1,507	12%	3,264	568	3,832	15%
United States	3,435	—	3,435	27%	5,958	—	5,958	23%
Rest of World	1,353	99	1,452	11%	1,088	1,760	2,848	10%

	7,780	4,765	12,545	100%	12,600	13,740	26,340	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

17. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three months ended May 31, 2016. These customers represented approximately 38% and 15% of sales for the three months ended May 31, 2016 [three months ended May 31, 2015–two customers represented 52% and 11%].

18. INCOME TAXES

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2017. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three months ended May 31, 2016, the Company recognized tax expenses of $162 [three months ended May 31, 2015–$67].

19. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)